Exhibit 99.1

Fusion Fuel Highlights Anticipated Royalty Exposure to Jaguar Uranium 2026 Exploration Program at Laguna Salada, Berlin and Huemul Uranium Projects

Royal Uranium Holds 2.0% NSR Royalty on Laguna Salada Project’s Guanaco Concession and 1.0% NSR Royalties on Berlin and Huemul Projects as Jaguar Plans Exploration Campaign

Dublin, Ireland, March 11, 2026 (GLOBE NEWSWIRE) - Fusion Fuel Green PLC (NASDAQ: HTOO) (“Fusion Fuel” or the “Company”), a leading provider of full-service energy engineering, advisory, and utility solutions, today highlighted its anticipated royalty exposure to three uranium exploration projects in Argentina and Colombia operated by Jaguar Uranium Corp. (NYSE American: JAGU) (“Jaguar”) through its planned acquisition of a controlling interest in Royal Uranium Inc. (“Royal Uranium”), following Jaguar’s announcement outlining its 2026 exploration program.

According to Jaguar’s announcement, exploration activities are planned at its flagship Laguna Salada uranium project in Chubut Province, Argentina after the company received an Environmental Impact Assessment (“EIA”) permit covering the Guanaco concession of the project. The permit authorizes a range of exploration activities including geophysical surveys, surface sampling, trenching, drilling operations, access road construction, and the establishment of exploration camps as part of Jaguar’s exploration campaign.

Through Royal Uranium, Fusion Fuel is expected to gain royalty exposure across the projects where Jaguar is preparing for exploration activities. Royal Uranium currently holds a 2.0% net smelter return (“NSR”) royalty covering the Guanaco concession portion of the Laguna Salada project, as well as 1.0% NSR royalties on both the Berlin Project, in Argentina, and the Huemul Project, in Colombia. Under an NSR royalty structure, the royalty holder is entitled to receive a percentage of revenue from mineral production, net of certain deductions, without bearing capital or operating costs associated with the development of the underlying project.

In addition to Laguna Salada, Jaguar outlined exploration plans across its broader uranium portfolio in Argentina and Colombia, including the Berlin Project, a substantial uranium exploration property, and the Huemul Project, located within one of the most historically significant uranium districts in Argentina. These projects represent assets where Royal Uranium is expected to maintain royalty exposure as Jaguar plans exploration across its Argentine and Colombian uranium portfolio.

Fusion Fuel previously announced the signing of the Share Exchange Agreement, dated February 18, 2026 (the “Share Exchange Agreement”) to acquire a controlling interest in Royal Uranium as part of its strategy to establish a diversified energy commodity royalty platform with exposure to critical energy resources including uranium and natural gas. Through this proposed transaction, Fusion Fuel expects to gain exposure to uranium and natural gas exploration activity across multiple projects through a capital-efficient royalty model while continuing to develop its broader energy services and gas platform. A further description of the terms and conditions of the transaction has been separately disclosed in a Form 6-K furnished with the U.S. Securities and Exchange Commission (the “SEC”) on February 18, 2026.

“Jaguar’s advancement of plans for exploration activities at Laguna Salada following the receipt of the EIA permit represents an important milestone for the project and a positive development for Royal Uranium’s royalty portfolio,” said John-Paul Backwell, Chief Executive Officer and Chairman of Fusion Fuel. “As Jaguar prepares for exploration activities across Laguna Salada, Berlin and Huemul, Royal Uranium is anticipated to provide exposure to potential uranium discoveries through a capital-efficient royalty structure. Through our proposed acquisition of Royal Uranium, Fusion Fuel aims to expand its participation in energy commodities while complementing our existing energy transition businesses.”

About Royal Uranium Inc.

Royal Uranium is a private energy royalty entity holding a portfolio of tier one high-quality uranium and natural gas royalties across premier mining jurisdictions in the Americas, operated by experienced industry partners. The portfolio is designed to provide long-duration exposure to commodity price upside while minimizing operating risk through the royalty model. For more information, please visit www.royaluranium.com.

ABOUT FUSION FUEL GREEN PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) is an emerging leader in the energy services sector, offering a comprehensive suite of energy supply, distribution, and engineering and advisory solutions through its Al Shola Gas, Bright Hydrogen Solutions Ltd (“BrightHy Solutions”), and Biosteam Energy (Proprietary) Limited (“BioSteam Energy”) businesses. Al Shola Gas provides full-service industrial gas solutions, including the design, supply, and maintenance of liquefied petroleum gas (LPG) systems, as well as the transport and distribution of LPG to a broad range of customers across commercial, industrial, and residential sectors. BrightHy Solutions, the Company’s hydrogen solutions platform, delivers innovative engineering and advisory services enabling decarbonization across hard-to-abate industries. BioSteam Energy provides biomass-powered industrial steam solutions to clients.

FORWARD-LOOKING STATEMENTS

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. Such forward-looking statements include, but are not limited to, statements regarding the Company’s planned acquisition of a controlling interest in Royal Uranium and its expectation to gain royalty exposure to uranium exploration activity across multiple projects through a capital-efficient royalty model, statements regarding Jaguar’s planned exploration activities at the Laguna Salada, Berlin, and Huemul uranium projects, and statements regarding the Company’s strategy to establish a diversified energy commodity royalty platform with exposure to critical energy resources, including uranium and natural gas. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the ability of the parties to the Share Exchange Agreement to complete the transaction, the Company’s ability to integrate Royal Uranium’s assets into its business, the ability of the parties to obtain Irish regulatory approval and any other required third-party consents and approvals in connection with the transaction, obtain the approval of the Company’s shareholders, and to meet all other closing conditions; the realization of revenues from the assets of Royal Uranium, including its uranium and natural gas royalties, which may depend on, among other things, the commercial development of uranium and natural gas deposits, the receipt and maintenance of exploration, mining, and environmental permits and approvals by the operators of the underlying properties, regulatory approval, and market demand for uranium and natural gas as sources of energy; volatility in uranium and natural gas commodity prices, which directly affect the potential value of NSR and other royalty interests; the risk that operators of royalty-bearing properties may delay, suspend, or abandon exploration or development activities due to insufficient funding, unfavorable economic conditions, technical challenges, or regulatory obstacles; the possibility that exploration activities, including those authorized under recently obtained permits, may not result in the discovery of commercially viable mineral deposits or hydrocarbon reserves; the dependence of the Company on third-party operators over whom it has no operational control, including decisions regarding the pace, scope, and method of exploration and development; the risk that changes in mining, environmental, or energy laws and regulations in the jurisdictions where the royalty assets are located, including Argentina and Colombia, may adversely affect the feasibility or economics of the underlying projects; political, economic, and social risks associated with operating in foreign jurisdictions, including currency controls, expropriation, nationalization, and changes in fiscal regimes; the risk that royalty agreements may be subject to disputes regarding their scope, enforceability, or the calculation of permitted deductions from gross revenues; competition from existing or new offerings that may emerge; impacts from strategic changes to the Company’s business on net sales, revenues, income from continuing operations, or other results of operations; the Company’s ability to obtain sufficient funding to maintain operations and develop additional services and offerings; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2025 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

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